

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

<u>Via U.S. Mail and Facsimile to</u>
Francisco Terreforte
Chief Executive and Financial Officer
Expertelligence, Inc.
2101 Vista Pkwy. Ste. 292
West Palm Beach, FL 33411

Dear Mr. Terreforte,

        We note that your September 30, 2009 financial statements were audited by Larry
O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight
Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy
of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

        As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not
include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C.
audited a year that you are required to include in your filings with the Commission, you should
have a firm that is registered with the PCAOB re-audit that year.

        In providing information required by Item 304 of Regulation S-K for a change in your
certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate
that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C.
We believe the revocation of the accountant's PCAOB registration would likely be information
necessary to make the required statements – whether the former accountant resigned, declined to
stand for re-election or was dismissed – in light of the circumstances under which they are made
not misleading. Please amend the 8-K that you filed regarding the auditor change under Item
4.01 to disclose this fact.

        Please advise us as to how you intend to address this matter by no later than January 6,
2011. If you have any questions, you may contact Melissa Feider, Staff Accountant, at (202)
551-3379, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, or the undersigned at
(202) 551-3226 if you have any questions regarding comments on the financial statements and
related matters.

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant